UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 10, 2012

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release   **ANGLOGOLD Q1 EARNINGS DOUBLE TO $429M; APPROVES $1.9BN GROWTH PROJECTS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

10 May 2012

ANGLOGOLD Q1 EARNINGS DOUBLE TO $429M; APPROVES $1.9BN GROWTH PROJECTS

- Growth projects worth $1.9bn approved – CC&V, Kibali, Mongbwalu.
- Adjusted headline earnings double year-on-year to $429m (111 US cents a share).
- Profit attributable to equity shareholders more than doubles year-on-year to $563m.
- EBITDA up 39% year-on-year to $800m compared to 22% average rise in gold price.
- Q1 Dividend declared of 100 SA cents per share (~13 US cents per share).
- Total cash costs of $794/oz, better than guidance.
- Production down 6% to 981,000oz due to safety stoppages in South Africa.
- All other operating regions met plans.
- La Colosa resource increases by a further 48%, or 7.9Moz, to 24.15Moz.
- Significant new resource potential emerging in Colombia, Guinea and Djibouti.
- Agreed to buy Mine Waste Solutions for $335m in cash.

(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted first-quarter adjusted headline earnings of $429m, more than double the same period a year earlier, and approved the development of three growth projects.

The company's board gave the go-ahead to invest $1.9bn over the coming five years to expand the Cripple Creek & Victor mine in the US and develop the Mongbwalu and Kibali projects in the Democratic Republic of Congo. The projects will be funded internally and are expected to contribute additional annual production of more than 500,000 ounces to AngloGold.

AngloGold plans to increase production to between 5.4 million and 5.6 million ounces by about 2014 from a combination of new projects in Africa, Australia and South America and through the expansion of some existing operations. The growth is expected to be funded from internal sources. The company, which eliminated its hedge book in 2010, has seen improved earnings and cash flow in recent years from full exposure to a rising bullion price and improvements at key assets.

"The first quarter has shown that we continue to deliver the earnings and cash flow we need to drive our growth plans and further diversify our portfolio," Chief Executive Officer Mark Cutifani said. "We're now able to invest in our portfolio to deliver growth from an attractive suite of projects which are each of manageable size and carry relatively low technical execution risk."

AngloGold expects to invest $982m for its 45% share of the development of the Kibali mine, a joint venture with Sokimo, the DRC's state-owned gold mining company (10%) and with Randgold Resources, the project manager and operator, which also has a 45% stake. The mine is expected to pour its first gold at the end of next year and to produce at an annual rate of about 600,000 ounces a year for the first decade of its life. At Mongbwalu, a joint venture in the DRC in which AngloGold has an 86.22% stake, AngloGold has made an initial investment of $345m which will deliver average annual production of about 130,000 ounces in each of its first three years. The company plans to quickly expand the operation as it adds more gold resources in the area once first gold is produced, which is expected to occur toward the end of next year.
`

At Cripple Creek, in the US state of Colorado, the expansion at a capital cost of approximately $557m, to be invested over the next five years, is expected to help boost the mine's production to more than 400,000 ounces. In tandem with a further mine-life extension project targeted for the end of the decade, AngloGold expects the mine to produce at that level until at least 2025, after which production is anticipated to remain around at least 350,000 ounces for approximately another 10 years. There is also significant underground potential, which will be accessed for exploration as part of the current development project. The three new projects announced today complement the Tropicana project in Australia, which is expected to start production at the end of next year, as well as the Córrego do Sítio mine in Brazil, which is currently commissioning.

First Quarter
Adjusted headline earnings in the three months to March 31 more than doubled to $429m, or 111 US cents a share, compared with $203m, or 53 US cents the previous year. Production of 981,000 ounces at a total cash cost of $794/oz compared with 1,039Moz at $706/oz in the same quarter of last year.

The operating result was negatively impacted with Section 54s and safety related stoppages at the group's South African operations, while the other three operating regions delivered production according to plan.

Tragically, four employee fatalities were recorded at separate incidents at the Moab Khotsong, Mponeng and Savuka mines in South Africa and at Cerro Vanguardia, in Argentina. The company remains committed to eliminating fatalities at its mines through the continued implementation of its Project ONE operating model and continual improvement of safety protocols. Success to date is evident in its all accident frequency rate, which at 8.17 per million hours worked, is the lowest in the company's history.

Outlook
Full year[1] 2012 production remains 4.3Moz-4.4Moz at a total cash cost of $780/oz-$805/oz. For the second quarter[2], production is expected to be around 1.04Moz at a total cash cost of $840/oz to $845/oz.

[1] Assuming an exchange rate of R7.40/$ and an oil price of $110/barrel for the year.
[2] Assuming an exchange rate of R7.70/$ and an oil price of $125/barrel.

AngloGold Ashanti may not be able to reach the goals or meet the expectations set out in this report. Refer to the disclaimer in this communication or to the "Risk Factors" section in the current 2011 Annual Report on Form 20-F.

About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world's third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and one of the gold industry's most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in Colombia, Egypt, Guinea, Australia and the Solomon Islands, among others. AngloGold Ashanti employed 61,242 people, including contractors, in 2011 and produced 4.33Moz of gold, generating $6.6bn in gold income. Capital expenditure in 2011 amounted to $1.5bn. As at 31 December 2011, AngloGold Ashanti's Ore Reserve totalled 75.6Moz.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 10, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary